Filed by FinServ Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: FinServ Acquisition Corp.

(Commission File No. 001-39116)

Transcript of

Interview of Orlando Zayas on January 21, 2021

Chris Katje:

All right guys. Yeah. So super excited. Another great CEO interviewed on the program today. So we have Orlando Zayas as the CEO of Katapult joining us. So Katapult omni-channel payment platform, going public with the SPAC FinServ Acquisition Corp symbol, FSRV. So Orlando, thanks for joining us on the show today.

Orlando:

Thanks Chris. I’m real excited to be here with you today.

Chris Katje:

All right. So let’s dive into some questions here. So up first, the question, you know, we asked a lot of companies choosing to go public with SPAC. So the big question is, you know, why choose a SPAC over a traditional IPO to bring Katapult public?

Orlando:

Yeah, so we were evaluating this decision last summer, we got an unsolicited offer from a competitor and, you know, the, the board and I decided, you know, maybe we should look at what are our options are for the, for business. And, you know, I always felt that, you know, probably in a couple of years we would go public, you know, obviously the SPAC, you know, brings that home really quickly. And it was, it’s pretty exciting. I think that the timing was right. So when we hired the investment banker, we looked at a bunch of options and, and we really liked the story that FinServ brought to us, and obviously the valuation and excited to do this and do it in a quick manner. I think it’s, it’s going to give us exposure to the retailers that we are working with now and future retailers, as well as to consumers about what we, what we have to offer.

Chris Katje:

All right. So one of the things that I learned reading about this deal was that FinServ acquisition actually said they evaluated 800 companies and did a deep dive on 100 different companies. So, you know, what is it that you think really led them to pursue this deal with your company?

Orlando:

Well, well, I, I think they looked at the market and the opportunity that we brought, because nobody was really focusing on the non-prime consumer and e-commerce, you know, they liked the management team, you know, they really thought we brought the, the level of experience that needed, needed to take a company public. You know, my background was, you know, GE Capital, you know, I ran another business similar to this before this, my CFO, you know, was an auditor for, you know, for a big accounting firm. She worked for large corporations and my COO same thing. So, you know, we have a strong team that understands how, how to, how to run a business, how to grow a business. And, you know, we’ve been growing this business since 2017 when we joined. So, so they liked, they liked the growth story. They really liked the management team. And I think foremost, you know, one of the few SPACs or news SPACs that are profitable, we’re, we’re, we’re, we’ve been profitable since the beginning of 2020.

Speaker 3:

Awesome. So I want to talk about your impressive partner lists. So Shopify Wayfair, Affirm, I see over 150 different merchants listed. Can you talk about some of these key partners and maybe some that have been added to Katapult recently?

Speaker 4:

So, you know, our, our, our partnership with, with Wayfair is phenomenal. You know, they obviously are e-commerce leader and, you know, home goods and furniture, and, you know, we’ve been a partner with them since the late 2018, and it had continued to grow with them and bring an incremental customer. The other, the other one that we’ve had since 2017 is Lenovo. They’ve been an awesome partner with us. You know, I think they, they, you know, went through a transformation with us, realizing that this e-commerce of the non-prime consumer on e-commerce was actually shopping on their website. We were able to capture incremental sales. And then last year we signed an agreement with Affirm as a partnership with Affirm where we will go together to retailers in what we call a waterfall. So, for example, in certain retailers like Purple Mattress, for example, if a customer applies for a Purple Mattress and it gets turned down from Affirm, they will send their data to us automatically within a few seconds, we return back an approval, um and, you know, a page is displayed quickly that says, congratulate, you know, sorry, you were declined by Affirm, but you have this offer from Katapult. And, you know, I think that’s important for retailers because they realize that the consumer shopping online, if they’re looking for financing, you’ve got to give them the best offer for their credit situation at that time, if you don’t, they disappear and maybe they go somewhere else. So we’re able to bring an incremental customer to these retailers. They see this as a really good value add, and then Affirm, you know, literally we go arm and arm to some of these retailers that they have, you know, we focus on durable goods and they, and they, you know, they, they love the fact that we can help bring that incremental customer to their retailers as well.

Chris Katje:

Awesome. That was going to be one of my questions was talking about Affirm, cause I was wondering if they were, you know, a partner or a competitor here. One thing with Affirm I do know is they, they get a large portion of revenue from Peloton. So would that be the same Katapult offered through the Peloton? If they are declined for Affirm?

Orlando:

We, we, we are not on Peloton yet. I’m hoping we will. Eventually, I think their price point is pretty high for where we focus. We focus, usually the price point is, you know, $600 to, you know, $1,500 or, you know, up to $2,000 or so. So it’s a pretty high price point, but, you know, I, I’m hoping that we can get in there and come up with some alternatives for this non-prime consumer.

Chris Katje:

Awesome. So can you talk a little bit about, so why is flexible leasing so important to consumers?

Orlando:

Well, it gives them, it gives them a lot of choice. So for example, when a consumer leases with us, you know, at any time during the lease, they can return the item to us and basically discharged the debt. And so, you know, imagine if you had an installment loan, for example, and you decided, you know, you wanted to return it, you’d still be stuck with that debt. And so that gives them the flexibility of, you know, I’m using something for six months, you know, maybe I want a better TV or I want a different couch. I don’t like the color I want to return it. We give that, we give the consumer that option, what we also give them the option and the flexibility to get to ownership quickly. And so within 90 days of their lease, if they decide they want to buy out their lease, we only charge them 5%. So they can do, you know, if the, if the couch cost $600, for example, you know, we’ll charge them, you know, 5% $30 for, for, for 90 days use. So it really is a great deal for the consumer to, you know, give them the flexibility to pay it off as soon as they want to, or, you know, continue to make those payments and maybe return the item eventually.

Chris Katje:

Awesome. So the point of sale e-commerce non-prime market is listed between 40 billion to 50 billion and Katapult has less than 1% market share. How do you think Katapult can grow market share? And what’s kind of your target range for the next five years?

Orlando:

You know, I, I want to get, I think 5%, 5 to 10% market share is, is very reachable. You know, I think what we’ve built from an e-commerce perspective, you know, between our underwriting, our integrations with Shopify and other platforms, you know, w we’re able to get into merchants quickly and easily, but the best process is that that process that happens with the, with the consumer, it really is quick and easy. They can get, you know, an approval in less than five seconds and get their lease completed within 90 seconds online. So it’s really quick and easy, and it’s all done because of our technology and our integrations with some of the, you know, shopping platforms like Shopify, you know, woocommerce, Magento, etc. It makes it a really simple and easy process to get market share. But, you know, you just gotta, just gotta get out to those retailers and let them know we have this offer and bring this incremental customer to them. And I think it’s, it’s going to be an easy bill.

Chris Katje:

Awesome. So revenue has grown over a hundred percent for Katapult in recent years. Current projections are, you know, 75% compound annual growth rates going forward. You know, how do you, how do you see the company, you know, continuing those strong revenue growth numbers, will it be through new partnerships and platforms or, you know, growing that market share as you discuss the e-commerce market growing, or just a combination of everything?

Orlando:

Well, it’s a combination of everything, but, you know, we, we’ve got a pretty specific plan over the next, you know, year to two years, three years of how we’re going to grow. And it really is the small to medium size businesses that are offering durable goods that are on these platforms that we can get integrated and be in their shopping cart, you know, literally within 30, 30 minutes. And then there’s the, you know, Affirm partnership, you know, where we’ve identified, you know, a number of merchants over 900 merchants where, you know, we think the waterfall works really well. And then there’s, you know, the large retailers, you know, I think COVID taught a lot of big retailers, a lesson that, you know, brick and mortar is it can suddenly shut down and you better be strong on e-commerce. We can help them bring that customer to e-commerce.

Chris Katje:

Awesome. And so I read that Katapult mentioned M&A dividends and buybacks for the future. So I’m wondering, what’s going to go in the process?

Orlando:

Issuing a dividend in the future, but, you know, we, we we’re, we’re generating a lot of cash right now, which is, you know, something, I think that makes us again unique in the, in the SPAC world right now. And, and so, you know, as we grow the business, we’re going to look at, you know, how do we, how do we allocate that cash? Do we return it to shareholders? Do we, you know, go out and buy something? I think there’s, there’s a number of ways we can do it. I think it’s just going to depend on how much cash we build up and how, how fast our growth is, but, you know, we’ve learned how to make this business work and how to do a profitable. And so I think, you know, the sky’s the limit as far as what we can do with that cash. You know, I like the idea of, of maybe some interesting M&A, specifically from a technology perspective, whether it’s a shopping platform or something interesting like that biometrics, you know, fraud is a big deal on e-commerce. How do we, how do we ensure that the person we’re chatting with or we’re communicating with, you know, is who they say they are? So there there’s a, there’s a lot of opportunities to grow this business. Obviously the, the, the market is wide open, but, you know, from an econ, I mean, from an M&A perspective, I think there’s a ton of opportunities out there as well.

Mitch Hoch:

All right. Just want to jump in here. So definitely want to tell everyone to go ahead and smash that like button down below. One of the things that I wanted to focus on was kind of the competition and the proprietary technology. So I’m going to go ahead and put this on, this is the investor deck here, and you could explain a little bit more about this Orlando. So explain me the, the why we would win, you know, and, and the proprietary technology that you guys have.

Orlando:

Sure. Thanks, Mitch. It it’s, you know, this business is born and bred and e-commerce, and, and, you know, when, when we joined in 2017, you know, I liked what was built, were on the machine learning and AI about how we underwrite consumers and really about the integration and the, you know, and how you, how you, and, and interact with consumers. And it’s gotta be fast. It’s gotta be easy. And so we’ve done that, you know, if somebody applies with, with Katapult, it’s very similar to the Affirm applications are only a few fields. You know, if you look at other non-prime providers, you know, they usually ask for a lot of information because they’re trying to evaluate the risk. We, you know, our models have been developed to understand the e-commerce consumer. We have to get a small amount of information and make a decision very fast, and we’ve built those models and they continue to get better and better and better. And so that, that’s the big piece of it. And that’s really where the tech platform integrates between the audit, you know, between the underwriting, the integration with the merchant, because every merchant is different. We have some that are on platforms. We have some like Lenovo, for example, has their own proprietary shopping platform. So you’ve got to have a tech team that understands that understands how to, how to get integration done. And then it was evaluating how we interact with the consumer. And I think the beauty about this business is, you know, there’s not a salesperson in the store selling it, it’s us. And we get to communicate directly with that consumer, you know, real-time basis when they’re shopping and explain exactly what the product is, explain their alternatives and all that happens in the back. You know, the technology makes it all work and it has to be done fast, or else you lose that customer.

Chris Katje:

Right. So I’m going to hop back in here. So mergers and acquisitions. So, you know, said that that was one of the possibilities down the road. What is it that you would look for as far as a merger? Would it be, you know, to kind of extend into, you know, parallel businesses or kind of some competitors, or just what’s the thought process there?

Orlando:

It would probably be parallel businesses. I mean, I think that what we’ve uncovered and what we do is, is really, you know, e-commerce, you know, the power of the non-prime consumer, giving them the same choices that, you know, prime customers have, and that’s something that they’ve been overlooked in the past. And so, you know, are there other products, other technologies that we can buy that really fit into that theme? I want to stay in the non-prime space. I love your cat. I want to stay in the nones non-prime space. I want to, you know, make sure that it’s easy, simple, and that we open access to these consumers, to other products that, you know, they’re, they’re struggling to get and struggling to finance. So that’s what interests me as well as, you know, the technology side is, are there faster, better, easier ways to do what we’re doing and, and accomplish the same mission focusing on this consumer, and ecommerce?

Mitch Hoch:

Yeah. It looks like the category two with that one Orlando. So I’ll let Chris continue on here.

Chris Katje:

All right. So e-commerce obviously has been a big story during the pandemic that we have going on. So, you know, I guess one of the big questions industry-wide is, you know, can e-commerce growth keep going, or will we see a dip after the pandemic? So what’s kind of your thoughts on e-commerce growth going forward, post pandemic.

Speaker 4:

Yeah. And then, yeah, we, we saw so many behavior changes, you know, starting, my date is March 16th. That’s when, you know, New York went on, locked down and we sent everybody home, working from home and it’s, and it’s been an amazing change. And I think where people before were not used to shopping online, just because it was easy to go to their store, suddenly they, they, they had to, so I think it changed behaviors. And so I don’t think when the stores open up that it’s going to change anything, there’s, they, they now see the options, the choice, you know, you can shop the price, you can do a lot of things online that you, you can’t do at the store, and you’re making decision. You don’t have a salesperson there, you know, trying to hammer you into, into, you know, more stuff. So I think it’s, I think it’s changed for good. And it’s just a matter of how do we continue to make it easy for this consumers, especially on the non-prime side. So, you know, we, as a states started opening up, you know, we didn’t really see much of a change in our volume. It really stayed at that level. So I think that’s going to continue now that, you know, hopefully we’re, we’re seeing the better side of the COVID COVID time.

Chris Katje:

All right. So I want to get to some viewer questions we have here. I know you can’t give us an exact date cause that has not been released yet, but what quarter are we looking at currently for the SPAC merger to close? If you have an answer for us,

Orlando:

Should I say not soon enough?

Chris Katje:

Hey, you can say that. Absolutely.

Orlando:

I guess I can take it back. We’re actually in the process of filing with the SEC they asked for, hopefully that’ll be done shortly. You know, we’re targeting, you know, early second quarter at this point, you know, who knows? Yeah. We hear that there’s a lot of deals going on and the SEC is backed up. I think that’s going to be part of it, but you know what the stock price where it’s at, you know, the investors that we’ve talked to, I’ve been on the road show for the last two months and, you know, we’ve got some pretty good excitement going on with some big investors. And so we want to get this done as quick as possible.

Chris Katje:

Perfect. I see another question kind of framed about the stimulus. So I’ll try to ask it here. The stimulus that we got this year, did you see spikes, you know, in revenue and deals through that? And what could a future stimulus mean for a company like Katapult?

Orlando:

Yeah, no, it, it, it, it was interesting when the lockdown first started happening. Of course we were nervous. We tightened up, I think all the lenders tightened up, but what we’ve, what we saw with the stimulus is amazing purchase behaviors. Actually, usually our biggest day of the year is Black Friday. Our second biggest day of the year is cyber Monday. Our second biggest day of the year was April 15th. Believe it or not. And that was the day the stimulus hit. And so people thought, they’ll think a little bit more comfortable making those larger purchases. We also saw people paying ahead of time. So making payments ahead of time, you know, to the tune of some pretty big numbers. And then our delinquencies have been the lowest they’ve been in our history because, you know, luckily the stimulus, how those people that were unemployed make their payments and we work with our customers. So, you know, overall the stimulus, I mean helped our business both from a volume perspective, as well as from a payment perspective.

Mitch Hoch:

You know what I want to add to that there, you know, one of the things that I noticed also in this kind of pandemic area was I noticed kind of a trend that everyone kind of went to, it’s like kind of this normal monthly payment that we’re used to paying, you saw everyone kind of paying those, you know, it was kind of more of like the bigger purchases, like mortgages that were kind of being more questioned here. Yeah. So that, that’s, that’s definitely what I saw. I don’t know if you, you kind of saw that trend.

Orlando:

Yeah. Like I said, we didn’t see, we were prepared. We were prepared for a decline in our pay pay through it. We didn’t see it, but I think the other issue was, well, the stimulus was great. Is it, you know, on lock down, you didn’t have you, weren’t spending money. You know, you, weren’t going to football games, you weren’t going to the theater or you weren’t going out to dinner. And so you had more income to pay the, you know, the monthly payments that you did. So I, you know, I had the same thing. I’ve had the lowest American Express bill I’ve had in the last six months ever in the history of my American Express bills. So it’s, I think it, it changed behaviors, the cha, but I think the, of this definitely helped and people were making their payments and we appreciate that.

Mitch Hoch:

Yeah. So definitely, you know, I really want to thank you for coming on with us Orlando, you know, you definitely touched a lot of points in the business, not just only kind of the perspective that everyone’s looking at, but I really enjoyed learning about kind of a platform that I didn’t even know about until yesterday. I can be honest, you know, one of the things that I like to be transparent and, you know, everyone kind of focuses on, let’s say like PayPal or Square, but you know, you gotta keep your eye on these, on these new emerging companies. So Chris, go ahead and give us our great farewell.

Chris Katje:

Yeah. So we want to thank Orlando for joining us on the show today. Again, Katapult going public with FinServ Acquisition, that symbol F S R V. And you heard it here. He’s looking forward to getting that merger deal, you know, completed as soon as possible. We look forward to following, you know, the progress of that company and look forward to hearing from you again. So thanks again, Orlando.

Orlando:

Thanks Chris. Thanks Mitch. I appreciate it. Thanks for the time that I look forward to it.

********

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Katapult’s and FinServ’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Katapult and FinServ. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of FinServ or Katapult is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to Katapult; risks related to the concentration of Katapult’s business among a relatively small number of merchants; the effects of competition on Katapult’s future business; the impact of the COVID-19 pandemic on Katapult’s business; the ability of FinServ or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future, and those factors discussed in FinServ’s final prospectus dated October 31, 2019 and Annual Report on Form 10-K for the fiscal year ended December 31, 2019, in each case, under the heading “Risk Factors,” and other documents of FinServ filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of FinServ or Katapult presently know or that FinServ or Katapult currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FinServ’s and Katapult’s expectations, plans or forecasts of future events and views as of the date of this communication. FinServ and Katapult anticipate that subsequent events and developments will cause FinServ’s and Katapult’s assessments to change. However, while FinServ and Katapult may elect to update these forward-looking statements at some point in the future, FinServ and Katapult specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FinServ’s and Katapult’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this communication is based on the estimates of Katapult and FinServ management. Katapult and FinServ obtained the industry, market and competitive position data used throughout this communication from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Katapult and FinServ believe their estimates to be accurate as of the date of this communication. However, this information may prove to be inaccurate because of the method by which Katapult or FinServ obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process.

Important Information for Investors and Stockholders and Where to Find It

In connection with the proposed transaction, FinServ intends to file a registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement to be distributed to holders of FinServ’s common stock in connection with FinServ’s solicitation of proxies for the vote by FinServ’s stockholders with respect to the proposed transaction and other matters as will be described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to Katapult’s stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, FinServ will mail a definitive proxy statement/prospectus, when available, to its stockholders and Katapult’s stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they contain important information about FinServ, Katapult and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by FinServ through the website maintained by the SEC at http://www.sec.gov.

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Katapult and FinServ or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Securities Exchange Act of 1934, as amended or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Participants in the Solicitation

FinServ and Katapult and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the proposed transaction. Information about the directors and executive officers of FinServ in its Annual Report on Form 10-K, filed with the SEC on March 27, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed transaction. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above.

Contacts

Katapult Media Contact

Brian Ruby

ICR for Katapult

203-682-8268

Katapult-PR@icrinc.com

Katapult Investor Contact

William Maina

ICR for Katapult

646-277-1236

Katapult-IR@icrinc.com

FinServ Investor Contact

FinServ-IR@icrinc.com